Exhibit 99.1

Luxfer Declares Quarterly Dividend

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company (the “Company”), today announced that its Board of Directors declared an interim dividend of $0.10 (before deduction of depositary fees) per American Depositary Share ($0.10 per ordinary share of £0.50 each (“ordinary shares”)). The dividend will be payable on November 4, 2015, to shareholders of record at close of business on October 16, 2015.

Payment of dividends: All holders of NYSE-listed American Depositary Shares will be paid in U.S. dollars through the Depositary Bank, Bank of New York Mellon, net of its fees.

For holders of ordinary shares, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend payable on November 4, 2015, in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by October 16, 2015. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. The company operates 21 manufacturing plants in eight countries (including our India joint venture).

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in aerospace, automotive, defense, photo-engraving and medical applications; magnesium-based heating pads for self-heating meals used by the military and emergency relief agencies; an extensive line of self-heating meals, beverages and soups for military and civilian end-users; zirconium chemicals used in automotive and industrial catalysts, filters, and ceramics; chemical agent detection and decontamination kits; seawater desalination kits; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters, compressed natural gas for alternative-fuel vehicles and high-purity specialty gases for electronics and pharmaceutical manufacturing, environmental monitoring and laboratory uses; and metal panels “superformed” into complex shapes for aerospace, automotive and rail applications. For more information, visit www.luxfer.com.

Contacts

Luxfer Group

Dan Stracner, +951-341-2375

Director of Investor Relations

dan.stracner@luxfer.net